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AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

June 22, 2020

Kenneth Ellington
Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Funds”) File Nos.: 033-63560 and 811-7762

Dear Mr. Ellington:

Thank you for your comments to the Funds’ response letter dated June 5, 2020, filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2020, regarding the Certified Shareholder Report on Form N-CSR of the Funds, filed with the Commission on December 31, 2019, the Annual Report on Form N-CEN of the Funds filed with the Commission on January 13, 2020, and the Monthly Portfolio Investments Report on Form N-PORT of the First Eagle High Yield Fund (now called the First Eagle High Income Fund) filed with the Commission on October 31, 2019. This letter responds to your comments, which you provided to us by telephone on June 8, 2020.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the respective Report.

1.	COMMENT: With respect to each applicable Fund, and in particular the First Eagle Gold Fund, you asked for supplemental information on why the Change in Unrealized Appreciation/(Depreciation) disclosed in the Affiliated Securities table of the Schedules of Investments does not match the Change in the Unrealized Appreciation/(Depreciation) for investments in securities of affiliated issuers in the Statement of Operations. See Regulation S-X, 12-14, footnote 6.

In particular, you asked if points in time were not a consideration in disclosing the information, and thus an issuer was an affiliate of the applicable Fund at all times during the reporting period, would the Change in Unrealized Appreciation/(Depreciation) disclosed in the Affiliated Securities table of the Schedules of Investments match the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Change in Unrealized Appreciation/(Depreciation) for investments in securities of affiliated issuers in the Statement of Operations.

You also asked how the Funds intend to reconcile this disclosure in future filings.

RESPONSE: The Funds appreciate the Staff’s time and attention to this comment. Upon further review of the requirements of Regulation S-X, 12-14, the Funds agree with the Staff’s comment. In future reports to shareholders, the Funds will ensure that the Change in Unrealized Appreciation/(Depreciation) included in the Affiliated Securities table of the Schedules of Investments reconciles with the Change in Unrealized Appreciation/(Depreciation) for investments in securities of affiliated issuers included in the Statement of Operations.

2.	COMMENT: For each of the First Eagle Global Fund, First Eagle Overseas Fund and First Eagle Global Income Builder Fund, you asked for certain supplemental information about foreign tax reclaims receivables that remain outstanding.

RESPONSE: A tabular response including the countries for which foreign tax reclaim receivables remain outstanding is included below:

Fund	Country
First Eagle Global Fund	Belgium
Denmark
France
Germany
Ireland
Japan
Poland
Switzerland

First Eagle Overseas Fund	Belgium
Denmark
France
Germany
Ireland
Poland
Switzerland

First Eagle Global Income Builder Fund	Austria
Belgium

Denmark
France
Germany
Ireland
Poland
Spain
Switzerland

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Funds)